

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

<u>Via Email</u>
Mr. W. Major Chance
Chief Executive Officer
ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive
San Diego, CA 92123

> **Re: ActivCare at Bressi Ranch, LLC**
> **Offering Statement on Form 1-A**
> **Filed July 13, 2011**
> **File No. 24-10299**

Dear Mr. Chance:

    We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Prior to your qualification, please have a FINRA representative call the staff to confirm whether the Underwriters' compensation has been cleared.

2.   We note you use words such as "entitled" throughout your offering circular and related materials to describe certain provisions applicable to your Units. For example, on your Prospectus Cover Page, you state that purchasers are "entitled to a minimum, cumulative preferred return from operating cash flow of eight percent (8%) per annum of their unreturned capital contributions …" However, you later state that "neither the Class A Members preferred return, nor the return of the Class A Members' invested capital is guaranteed …" Finally, we note the discretion that you maintain in declaring distributions. Please revise the statements throughout to more prominently indicate that your returns are not guaranteed or assured, and depend both on your achieving positive operating cash flow and the discretion of your manager, as noted on page 51.

Part I Notification

3.   Please revise your disclosure to identify the ultimate beneficial owners of Income Property Group in response to Item 1(e).

4.   We note that you indicate a response of "N/A" to numerous items in Part I. Please revise to clarify your response to these items.

5.   Please revise to provide residential addresses in response to Item 1.

6.   Revise the disclosure to note in Item 4 whether the securities have been or will be registered in the noted jurisdictions.

7.   Please revise to indicate the exemption relied upon for the issuance to Income Property Group and briefly state the facts relied upon for the exemption.

8.   Please advise us how you considered Item 5 with respect to your proposed subsidiaries and any predecessor entities.

9.   We note your response to Item 6 that there is no contemplated offering of securities. We also note that the company will acquire all the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi contemporaneously with or immediately prior to the closing of the offering. Please revise this section as appropriate.

Cover Page

10.   Please revise to briefly address the escrow provisions associated with your offering and to confirm, if true, that investor funds will be returned promptly and without deduction in the event that the offering minimum is not achieved by the termination date.

11.   Please revise to indicate that there is no public market for the securities, that you do not anticipate a public market developing and that the securities are subject to transfer restrictions.

12.   Please revise to highlight the cross reference to the risk factor section.

Who May Invest

13.   We note your statement that "we have established suitability standards for purchasers of the Offered Units in this offering and subsequent purchasers of our Offered Units from third parties." Please advise us how the company will implement the suitability standards for subsequent purchasers of the securities from third parties.

Summary of the Offering Circular, page 8

14.	Please revise your disclosure to address the tax implications of an investment in the company.

15.	Please revise to indicate the amount of the construction loan to Bressi Development.

16.	We note you indicate that the Class A Member have the right to vote only on certain major decisions. Please revise to briefly address the major decisions Class A Members may vote on.

17.	On page eight you indicate that Income Property Group, your manager, "will be the general partner of RAC Bressi" and that you are only acquiring a limited partnership interest in RAC Bressi. Please revise the disclosure throughout to address your rights and obligations as a limited partner in this arrangement and to address how this impacts the funds available to you. Also, it is unclear why this relationship is not reflect in the graphic on page nine – please advise or revise.

18.	Please clarify the meaning of your statement on page eight that "Health Care Group will pay all operating expenses of the facility on [y]our behalf …" to specify whether these expenses are the financial responsibility of the company or are included in the fees payable to Health Care Group. In this respect you may reference to a more detailed discussion later in your document where you address what is and is not covered pursuant to Articles 4 and 5 of the Management Agreement.

19.	Please clarify the amount of Class B membership interests that will be issued to holders of Bressi Development and RAC Bressi.

20.	Briefly address the rights of the Class B Members.

21.	Please revise your disclosure on page nine to briefly explain the legal and contractual arrangements between the various entities included in your graphic.

22.	Please revise your Summary to briefly address any and all fees, expenses, profits, or similar remuneration, paid or payable to Income Property Group, Health Care Group, your Class B Members and each of their respective affiliates and to address any material relationships between these persons. If warranted, a cross reference to more detailed disclosure later in your document should be considered.

Risk Factors, page 12

23.	Please revise your risk factor subheadings to state the material risk to potential investors in each subheading. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, the subheadings "You will have only limited 'major decision' rights regarding our management", "The removal or resignation of Income Property Group as our manager will result in …", "We are subject to additional costs from rising interest rates", "We will be forced to seek a sale or refinance of ActivCare at Bressi Ranch …", "We will rely on Health Care Group to manage and operate ActivCare at Bressi Ranch", "We may not obtain or maintain the applicable licenses …", and "Our business will be subject to competition for residents" simply state facts or describe uncertainties. These examples do not address all applicable subheadings. Please revise your subheadings to succinctly state the risks.

24.   Please revise your risk factor on page 13 "We are subject to additional costs …" to address the amount of debt currently outstanding under your senior loan, and indicate the monthly range of interest and principle payments under the various scenarios.

25.   Please revise your page 14 risk factor "We will be forced to seek a sale …" to explain what a "mini-perm period" is and when it begins. Also, disclose the maturity date of the loan and the estimated amount you will have to pay on such date. Finally, either here or in another risk factor, address the impact this may have on investor returns, if material.

26.   Please revise the heading to your page 14 risk factor "If we or any of our affiliates or Class B Members default …" to more clearly explain the risk to investors, particularly as it relates to your inability to control the activities of these parties in the future and the potential that their financial difficulties might result in adverse consequences to your business.

27.   Please revise to identify the "certain related individuals" who agreed to guaranty your obligations under the senior loan.

28.   Please update your page 15 risk factor "We may have underestimated the cost …" to include an estimate of the remaining costs associated with the construction and opening of your facility.

29.   Please provide more specific information related to your "possible liability for environmental cleanup costs …" as referred to on page 17 or advise why such disclosure is not warranted.

30.   We note your disclosure on pages 18 and 39 that you expect residents to pay your fees from their personal assets and retirement funds and that you will not rely on social security, Medicare or Medicaid for reimbursement. To the extent material, please revise to address the degree to which your target residents have typically relied on government programs to pay fees at similar facilities and, if so, address any impact fiscal austerity measures or health care reform might have on the ability of your target demographic to make payments at historical levels.

31.   Please advise us how you considered Item 3(b) of Part II to Form 1-A.

Estimated Use of Proceeds, page 22

32.   Please provide additional disclosure about your intended use of proceeds as it relates to the Intended Contribution to Bressi Development and General Working Capital line items. We note you state later in the offering circular that the marketing and negative carry items in the development budget will be paid out of working capital.

33.   Please indicate the amount of the $1,663,000 paid by Bressi Development to purchase the land and the amount for pre-development work done by Bressi Holding. Also clarify the pre-development work done by Bressi Holding.

Description of Our Business, page 24

34.   It appears the land purchase cost of $1,563,000 disclosed here is inconsistent with the land purchase value of $835,200 included in the budget on page 26. Please clarify or revise.

35.   It appears the aggregate costs of construction and development of $11,713,000 disclosed on page 25 is inconsistent with the total development cost of $11,133,000 included in the budget on page 26. Please clarify or revise.

36.   Please revise to disclose the amounts currently outstanding under your senior loan.

37.   We note your statement that you estimate the construction of your facility is approximately 60% complete as of the date of the Offering Circular. Please advise us how you estimated this. In this regard we also note your statement on page 25 that you "intend to enter into a change order with [y]our contractor extending the period of time the contractor has to complete [the project]."

38.   Please provide a reasonable basis for your page 25 projections that you "will achieve stabilized occupancy (91.25% occupancy rate) within 18 to 24 months following the completion of construction (expected by October 2011) …." or revise to remove these projections.

39.   We note your disclosure on page 28 that you must maintain a debt service coverage ratio of 1.25/1 in order to make distributions without lender consent and that you "anticipate that if [you] charge [y]our anticipated rates and interest rates remain relatively stable that an occupancy rate of at least 70% will allow you to comply with [y]our debt service coverage ratios." Please revise to provide the reasonable basis for the noted statement. Also provide us with the calculations for your statement. We may have further comment.

40.   We note your development budget table on page 26. Please revise to define the term "negative carry" as used in your development budget.

41.   We note the presentation, starting on page 28, of your operating budget and projected investor cash flows during your first full year of stabilized occupancy which you base "on Health Care Group's historical experience in operating other ActivCare programs." With a view to disclosure, please provide us with your basis for including these projections in your filing. In this regard your analysis should provide a reasonable summary of the experience of Health Care Group and its affiliates during the last five years at comparable facilities as it relates to your proposed rates, occupancy levels, and material expense items. You should also address the degree of comparability between facilities, including local demographics, facility quality and size, location, etc. Please note that after reviewing your response we may have further comment.

42.   We note that your projections are based on a number of assumptions used in creating the projections. Please revise to disclose the key assumptions underlying the projections in your operating budget and investor cash flows. We may have further comment.

43.   We note on page 28 that you present a discussion of your EBITDA based on your projected operating budget at stabilization. To the extent that including these projections is appropriate, it is unclear why you do not present the most directly comparable GAAP measures. Also, as "operating cash flow" is the metric being used to determine the funds distributable to your Class A Members, it appears that this metric, as defined, is more relevant to investors. Please advise or revise.

44.   On page 30 you state your intention of returning investor capital contributions in the third and fourth year following the closing of the offering. However, the mechanics and impact of this are unclear. For example, it is unclear whether investors must accept the return of their capital at this time and the tax implications to them. Similarly, it is unclear how these distributions will affect their status as Class A Members and impact their right to receive, and level of, future distributions. Finally, you should clarify that there is no guarantee that you will be able to make these distributions, either within the time period specified or at all.

45.   Please provide the tables on page 31 and page 32 in an easier to view format. Also, please explain how the internal rate of return was calculated and clarify for investors, what distributions are being assumed. Finally, to the extent that you maintain these tables, please consider providing the information on a per Unit basis in addition to your current disclosure.

46.   On page 33 you include a description of a lease between Bressi Development and RAC Bressi. Given your overall structure and plans, please revise to clarify the purpose, relevance and impact of this agreement.

47.   Please revise to indicate the amount of the anticipated rent payments under the lease.

48.   On page 34 you state that you will approve or provide consent for certain matters related to Heath Care Group's management activities. However, there appears to be a relationship between Income Group and Health Care Group; if so, please revise to address and clarify the natural persons involved in making these decisions for each entity.

49.   On page 35 you state that Health Care Group expects that it will no longer manage seven of the nine facilities it currently manages in the fall of 2011. Please clarify why it will no longer manage these facilities.

50.   Please clarify the timing associated with obtaining a RCFE license from California.

51.   We note your italicized texts on page 38 and 39 informing investors that they are "not entitled to rely" on the disclosure that follows. Investors are entitled to rely on the disclosure in your Form 1-A. Please remove these statements.

52.   We note your statement that "we cannot guarantee the accuracy of the following Regional Analysis to prospective investors." Additionally, we note a similar statement in the "Primary Competitors" section. Your statement appears to imply that the company is not responsible for the accuracy of the information presented. The company is responsible for the disclosure presented in the offering circular. Please revise your statements or disclosure as appropriate.

53.   Please revise to identify the sources of the information in the sections "Regional Analysis" and "Primary Competitors".

54.   Please provide a consent from Valuation & Information Group.

55.   Please revise to address either here or in another appropriate location the extent to which Health Care Group and/or Income Group may or will offer services competitive with yours in your target area.

56.   Please indicate the number of persons employed by the company and the number of full time employees.

57.   Please revise to describe in more detail the company's plan of operations for the next twelve months. Specifically address whether the proceeds of the offering will satisfy the company's cash requirements and whether the company will seeks to raise additional funds in the next six months.

Description of Our Property, page 39

58.   Please revise to indicate the cost of the property acquisition by Bressi Holding in December 2004.

59.   Revise to briefly address the loan agreements and any encumbrances on the property.

Management, page 41

60.   Please revise to briefly address the vesting requirements for the Series B-3 Units.

61.   Please clarify who owns Health Care Group and in what percentages. Also, clarify what compensation, if any, Health Care Group's managers have or will receive for services rendered to you.

62.   Please revise here or in another appropriate location to briefly describe the fiduciary duties owed, if any, by your manager as well as any indemnification rights.

Reorganization Transactions, page 45

63.   Please revise to address the issuance of your Class B Units.

64.   Please disclose the control person(s) for Bressi Holding, LLC and HGC Lending, LLC and clarify any affiliation with the company.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest, page 48

65.   Please revise to disclose the natural persons who own and or control Bressi Holding and HCG Lending. Also, please revise to indicate whether you believe the price paid for the land purchase approximated market rates and clarify who you purchased it from.

66.   We note that increasing the net worth of Bressi Development LLC may reduce the exposure of the identified guarantors under the senior loan from Mutual of Omaha Bank. Please revise to clarify the company's relationship with the noted parties.

67.   Please revise to address any conflicts that may arise when determining whether to make distributions.

68.   Please advise us of the status of the agreement with Health Care Group referred to on page F-16 under "Other Consideration to HCG." In this respect your attention is also directed to Article 4.4 of the Reorganization Agreement.

69.   Please revise to address Sections 6.1 and 9.3 of the Fully Restated and Amended Limited
        Partnership Agreement for RAC Bressi, LP.

Description of Offered Securities, page 51

70.   Please revise to briefly address any provisions in your debt agreement which prevent the
        payment of distributions to the Class A Members. In this regard we note your risk factor
        on page 14.

71.   Please clarify how the internal rates of returns referenced in this section are calculated.

72.   Please clarify whether your ability and decisions to make distributions from your
        operating cash flow will be based on your consolidated financial statements. In this
        respect we note it appears that the RAC Bressi, LP operating agreement provides for cash
        distributions to you in the discretion of its manager pursuant to Article 6.1.

Material Federal Income Tax Consequences, page 56

73.   It appears that the tax consequences that investors can reasonably expect from an
        investment in ActivCare at Bressi Ranch LLC are material to your offering. Please add
        disclosure to the offering circular describing all material federal tax consequences, and
        file a supporting tax opinion as an exhibit. Please revise your disclosure to provide an
        opinion covering each material tax consequence applicable from an investment in you. It
        is unclear, for example, why you are unable to conclude that you will be taxed as a
        partnership for income tax purposes. Also, please include the consent of the opinion
        provider as an exhibit.

74.   We note your statement in the introductory paragraph that "THIS SUMMARY … IS
        NOT TAX ADVICE." Please revise to delete the noted statement.

75.   We note your statement on page 57 that you believe you will satisfy the "qualifying
        income" test for purposes of the publicly traded partnership regulations because your
        revenues are derived from rents paid for housing at your facility. Given the nature of
        your proposed facility, which includes a services component, please clarify how certain
        you are of this conclusion or advise.

76.   Please advise us whether the fees and expenses payable to Health Care Group will be
        deductible for tax purposes. We may have further comment.

Financial Statements
ActivCare at Bressi Ranch, LLC
Independent Auditors' Report, page F-2

77.   Please advise your independent accountant to revise their report to comply with the
       requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of
       Regulation A.

Balance Sheet, page F-3

78.   We note from your disclosure on page F-4 that Income Property Group is a member of
       the ActivCare Bressi Ranch, LLC. This appears to be inconsistent with the presentation
       here which states that there is no members' equity. Please clarify or revise.

79.   We note your disclosure on page 8 that Income Property Group is responsible for "the
       day-to-day management of [your] business and affairs". Please tell us whether Income
       Property Group has incurred any expenses on your behalf and whether such expenses
       have been recorded in the respective financial statements of at ActivCare Bressi Ranch,
       LLC, Bressi Development LLC and R.A.C. Bressi, LP.

Pro Forma Balance Sheet, page F-5

80.   We note from your disclosure on page F-4 that concurrent with this offering, you intend
       to acquire all the membership interests of Bressi Development LLC and the limited
       partnership interests of RAC Bressi, LP. Please include the impact of this transaction in
       the pro forma financial statements. In addition, please provide a detailed discussion of
       how you will account for this reorganization transaction and cite the specific authoritative
       literature you utilized to support your accounting treatment.

Bressi Development LLC

Independent Auditors' Report, page F-2

81.   Please advise your independent accountant to revise their report to comply with the
       requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of
       Regulation A.

Notes to Financial Statements
Note 3. Construction in Progress, page F-15

82.   It appears from your disclosure on page F-16 that you acquired the property to be used in
       the development of the facility from a member of Bressi Development LLC. Please
       provide a detailed discussion of how you accounted for the acquisition of the property

and cite the specific authoritative literature you utilized to support your accounting treatment.

R.A.C. Bressi, LP

Independent Auditors' Report, page F-19

83. Please advise your independent accountant to revise their report to comply with the requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of Regulation A.

Balance Sheet, page F-20

84. We note from your disclosure on page 45 that the limited partnership interests will be exchanged for member interests in ActivCare Bressi Ranch, LLC and that Income Property Group will remain as the general partner. This appears to be inconsistent with the presentation here which states that there is no members' equity. Please clarify or revise.

Appendix C

85. The representations in the subscription agreement requiring subscribers to represent that:

- They have read and fully understands the Circular and all exhibits and supplements
- They are fully cognizant of and understands all of the risk factors related to the purchase of the Offered Units, including but not limited to the risks set forth in the Risk Factors

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

86. We note that Section 9 requires investors to represent they are basing their investment decision only on the information in the Offering Circular, its exhibits and supplements, and has not relied on any representations made by other persons. However, Section 12 infers that information may or will be provided outside the Offering Circular. Please

advise us how the representation contained in Section 12 is appropriate and consistent with Section nine.

Exhibits

Exhibit 12

87.   On page eight of your marketing period you state that Health Care Group's activities have "resulted in an economic gain to investors of $82 million" over its lifespan. Please advise us of the basis for your statement. Also tell us how the $82 million figure was calculated and clarify the approximate internal rate of return this represents on an annualized basis. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director